FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of June, 2005

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

June 23, 2005

Hanson announces US bolt-on acquisitions of approximately £100 million and disposal of 50% interest in US ready-mixed concrete joint-venture

Hanson PLC, the international building materials company, today announces four recently completed acquisitions in the USA for a total cost of approximately £100 million. This brings the total acquisition spend for Hanson so far this year to close to £300 million.

  Three acquisitions in the San Francisco Bay area of northern California - Mission Valley Rock Company, Berkeley Ready Mix Company and Berkeley Asphalt Company. With an estimated 60 million tons of permitted aggregates reserves, Mission Valley Rock controls some of the largest remaining reserves of increasingly scarce land-based aggregates in the San Francisco Bay area.

  Acquisition of the assets of Sherman Pipe, a concrete pipe and pre-cast concrete products business in Alabama and Georgia, which expands Hanson's existing presence in the southeast region of the USA.

In addition, Hanson has disposed of its 50% interest in Campbell Concrete and Materials ("Campbells"), a ready-mixed concrete business operating in Houston, Texas.

Commenting on these transactions, Alan Murray, Chief Executive of Hanson PLC, said: "All of these development initiatives are examples of our strategy in action. The three acquisitions in California are an excellent fit with our existing operations and include valuable long-term aggregates reserves in a market we know well. Sherman Pipe expands our building products' footprint in Alabama and Georgia. The Campbells disposal completes our withdrawal from ready-mixed concrete in Texas. I'm very pleased with development progress to date and we will continue to look for further bolt-on acquisition opportunities this year."

Mission Valley Rock Company, Berkeley Ready Mix Company and Berkeley Asphalt Company

Hanson has acquired 100% of the commonly owned stock of Mission Valley Rock Company, Berkeley Ready Mix Company and Berkeley Asphalt Company. The three companies were privately owned entities and are engaged in aggregates, ready-mixed concrete and asphalt businesses in the San Francisco Bay area of northern California.

Mission Valley Rock Company produces around 2 million tons of aggregates per annum from its quarry located near Sunol, approximately 30 miles from the centre of San Francisco. With an estimated 60 million tons of permitted aggregate reserves, the company controls some of the largest remaining reserves of increasingly scarce land-based aggregates in the San Francisco Bay area. In addition to its quarry operation, Mission Valley Rock operates a sand distribution business at the port of San Francisco.

Berkeley Ready Mix operates three ready-mixed concrete facilities in the San Francisco Bay area at Sunol, Berkeley and Oakland. Berkeley Asphalt has two asphalt plants in Sunol and Berkeley.

These three companies had combined turnover of approximately $75 million for the financial year ended March 31, 2005 and combined net assets of approximately $30 million at March 31, 2005. The businesses will be integrated into Hanson Aggregates North America's existing operations in northern California, where Hanson is already a leading supplier of aggregates and cement.

Sherman Pipe

Hanson is expanding its strong position in the US concrete pipe and products market by acquiring the fixed assets and inventory of Sherman Pipe, a concrete pipe and pre-cast concrete products business operating in Alabama and Georgia, from Lehigh Cement Company, a wholly owned subsidiary of HeidelbergCement AG.

Sherman Pipe will be integrated into Hanson Building Products North America. It strengthens Hanson's position in Alabama and provides a new manufacturing presence in Georgia. Sherman Pipe has six plants in Alabama which complement the two plants owned by Hanson in that state. Sherman Pipe also has four plants in Georgia, a state which Hanson previously supplied from plants in neighbouring Florida and South Carolina.

Sherman Pipe produced around 630,000 tons of concrete pipe and products in the year ended December 31, 2004. Turnover for that year was approximately $72 million, and the book value of the net assets to be acquired was approximately $40 million at December 31, 2004.

Campbells

Hanson has sold its 50% interest in Campbells, a ready-mixed concrete business operating in Houston, Texas, to its joint-venture partner, Lehigh Cement Company, a wholly owned subsidiary of HeidelbergCement AG.

The disposal follows Hanson's sale, in 2003, of its 50% holding in North Texas Cement Company and its wholly owned Texas ready-mixed concrete operations. Hanson will continue to be a leading aggregates producer in Texas and has agreed supply arrangements covering the aggregates sales it makes to Campbells.

Campbells produced and sold over 2 million cubic yards of ready-mixed concrete in the year ended December 31, 2004 and had net assets at that date of approximately $120 million.

Further information on Hanson can be found at www.hanson.biz

Inquiries:            Nick Swift / Carol Ann Walsh
                            Hanson PLC
                            Tel: +44 (0)20 7245 1245

Notes:

  Hanson is one of the world's leading heavy building materials companies. It is the largest producer of aggregates - crushed rock, sand and gravel - and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world. Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK, Australia, Asia Pacific and Continental Europe.
  Hanson operates through six divisions: Hanson Aggregates North America, Hanson Building Products North America, Hanson Aggregates UK, Hanson Building Products UK, Hanson Australia & Asia Pacific and Hanson Continental Europe.
  Register for Hanson's e-mail distribution service for press releases and notification of the publication of corporate reports via www.hanson.biz.
  High-resolution Hanson images for editorial use are available from www.hanson.biz and from www.pixmedia.co.uk/30/company.

Forward-looking statements made in this press release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences are set out in detail in Hanson's Annual Report and Form 20-F and include, but are not limited to, changes in economic conditions; changes in governmental policy or legislation that could effect regulatory compliance and other operating costs especially in the USA, the UK and Australia; changes in governmental policy or legislation relating to public works expenditure and housing; potential liabilities arising out of former businesses and activities; our inability to achieve success in our acquisition strategy; the competitive market in which we operate; disruption to, or increased costs of, the supply of raw materials, energy and fuel to our business; inclement weather conditions; exchange rate fluctuations; and ineffective implementation of computer software systems. Hanson undertakes no obligation to update or revise publicly such forward looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:    June 23, 2005